

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 5, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Raymond I. Wilcox
President and Chief Executive Officer
Chevron Phillips Chemical Company, LLC
10001 Six Pines Drive
The Woodlands, TX 77380-1498

> **RE: Chevron Phillips Chemical Company, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 333-59054-01**

Dear Mr. Wilcox:

        We have reviewed your response letter dated June 23, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Financial Statements

Note 5. Investments in and Advances to Affiliates

1. We read your response to our comment 11 from our letter dated June 9, 2006. Please provide us with a summary of the evaluation you performed to determine whether Phillips Sumika Polypropylene Company and K R Copolymer Co., Ltd. were subject to the consolidation provisions of FIN 46(R). Your summary

should clearly demonstrate how you did not meet each of the conditions outlined in paragraph 5 of FIN 46(R).

2. We read your response to our comment 12 from our letter dated June 9, 2006. You evaluated Q-Chem II and Saudi Chevron Phillips Company under paragraph 4(h) of FIN 46(R) and deemed both entities to be businesses under the definition in Appendix C. Your response indicates that you did not deem Q-Chem to be a business under the definition in Appendix C. Please help us understand the differences among these entities which led you to conclude that Q-Chem II and Saudi Chevron Phillips Company were businesses whereas Q-Chem is not a business.

3. Please provide us with a summary of the evaluation you performed to determine whether Q-Chem was subject to the consolidation provisions of FIN 46(R). Your summary should clearly demonstrate how you did not meet each of the conditions outlined in paragraph 5 of FIN 46(R).

Qatar Chemical Company Limited, Q.S.C.

Independent Auditors' Report, page 83 and 84

4. We read your response to our comment 16 from our letter dated June 9, 2006. As previously requested, please obtain from your auditors and amend your filing to include an auditors' report for the year ended December 31, 2004.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief